UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2010
Commission File Number: 000-29103
STATS CHIPPAC LTD.

(Translation of registrant’s name into English)
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
(65) 6824-7777

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES
EXHIBIT INDEX
Ex-99.1 Release of STATS ChipPAC Ltd. dated January 28, 2010
Ex-99.2 Financial Statements and Related Announcement for the three and twelve months ended December 27, 2009
Ex-99.3 Management's Discussion and Analysis of Financial Condition and Result of Operations

Other Events
On January 28, 2010, STATS ChipPAC Ltd. issued a release announcing its fourth quarter and full year 2009 results, its Financial Statements and Related Announcement for the three and twelve months ended December 27, 2009 and accompanying Management’s Discussion and Analysis of Financial Condition and Results of Operations, which are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively. The Financial Statements and Related Announcement is prepared in accordance with the rules of the SGX-ST Listing Manual.
Exhibit
99.1	Release of STATS ChipPAC Ltd. dated January 28, 2010

99.2	Financial Statements and Related Announcement for the three and twelve months ended December 27, 2009

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 28, 2010

STATS CHIPPAC LTD.
By:	/s/ Tan Lay Koon
Name:	Tan Lay Koon
Title:	President & Chief Executive Officer

By:	/s/ John Lau
Name:	John Lau
Title:	Chief Financial Officer

EXHIBIT INDEX
99.1	Release of STATS ChipPAC Ltd. dated January 28, 2010

99.2	Financial Statements and Related Announcement for the three and twelve months ended December 27, 2009

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations